June 29, 2018

Bin Li
Chief Executive Officer
NIO Inc.
Building 20, No. 56 AnTuo Road, Jiading District
Shanghai, 201804
People's Republic of China

       Re: NIO Inc.
           Amendment No. 2 to Draft Registration Statement on Form F-1 Filed June 22, 2018
           CIK No. 0001736541

Dear Mr. Li:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1

Business
Manufacturing, Supply Chain and Quality Control
Our Future Manufacturing Plant, page 128

1. We note your response to our prior comment 6 and reissue in part. Please describe how the construction cost of the factory and your contribution to the local economy will be factored into the cost of the lease. In addition, please disclose when the term of the lease begins and describe the lease renewal provisions, if any.
 Bin Li
NIO Inc.
June 29, 2018
Page 2
Notes to Unaudited Interim Condensed Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
(j) Customer incentives, page F-62

2. Refer to your response to prior comment 5. You state in situations in which customers redeem only credits and not cash to acquire merchandise you record a reduction of inventory and other current liabilities. You further state in situations in which merchandise is sold for cash in addition to credits you record other income. Please explain to us why you did not record other income and cost of sales upon redemption of solely credits by customers for merchandise sold. In addition, it appears in the combined cash and credits redemption situation you may not have recorded the full amount of other income and inventory or reflected cost of sales for the merchandise sold. Instead, it appears you allocated the total consideration received between other income and inventory when recording the transaction which may understate other income and either overstate inventory or understate cost of sales in that situation. Please explain.
3. It appears the liability for unredeemed credits is a contract liability. In this regard, please tell us your consideration of providing disclosure pursuant to ASC 606-10-50-8 through
         10.
       You may contact Theresa Brillant at 202-551-3307 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Anne Nguyen Parker, Assistant Director, at 202-
551-3611 with any other questions.

FirstName LastNameBin Li
Comapany NameNIO Inc.
                                                                 Division of
Corporation Finance
June 29, 2018 Page 2                                             Office of
Transportation and Leisure
FirstName LastName